PERCEPTION CAPITAL CORP. II

3109 W 50th St., #207

Minneapolis, MN 55410

September 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Nudrat Salik

Al Pavot

Jessica Ansart

Jane Park

Re:	Perception Capital Corp. II (the “Company”)

Amendment No. 3 to Registration Statement on Form S-4

Filed September 15, 2023

File No. 333-272880

Ladies and Gentleman:

I am writing to submit the Company’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 21, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form S-4, filed on September 15, 2023 (“Amendment No. 3”).

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s response to the comments received by the Staff and certain updated information. Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.

We note from the cover page that you have increased the registered shares of common stock from 2,080,915 to 7,868,016 and that the additional 5,787,101 shares are attributable to shares of NewCo Common Stock issuable to Spectaire Stockholders, excluding shares of NewCo Common Stock that may be issued to the Requisite Spectaire Stockholders. Please clearly explain the reasons for the increase in registered shares. Please also revise your disclosure throughout the prospectus including, for example, in the Background to the Business Combination section, share ownership tables and Risk Factors section, to discuss any negotiations that occurred regarding these shares, any impact these shares have on dilution to non-redeeming shareholders and any risks to non-redeeming shareholders as a result of these shares.

Perception Capital Corp. II

September 27, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 5,787,101 shares issuable to Spectaire Stockholders other than the Requisite Spectaire Stockholders are a portion of the 12,500,000 total shares issuable to Spectaire Stockholders as described throughout the prospectus. The disclosure throughout the prospectus includes discussion of the negotiations that occurred regarding such shares and their impact on dilution to non-redeeming shareholders. Additionally, the Company advises the Staff that the disclosure letters of the Company and Spectaire which were separately confidentially furnished to the Staff serve as the disclosure schedules to the Merger Agreement, and the stockholders of Spectaire who entered into a written consent to authorize the entry by Spectaire into the Merger Agreement and completion of the Merger, and who are identified on Section 1.1 of the Spectaire disclosure letter, are Brian Hemond, Brian Semkiw, Dr. Ian Hunter and MLabCapital GmbH, who collectively held a majority of the outstanding shares of Spectaire Common Stock as of the date of the Merger Agreement. The Company has updated the parties subject to the lock-up agreement throughout the prospectus and has revised disclosure on page 202 of Amendment No. 4 to describe the agreement to register additional shares.

Summary

Certain Engagements in Connection with the Business Combination and Related Transactions, page 11

2.

We note your response to prior comment 1 and reissue the comment. Please revise to disclose how the waiver was obtained, including how and when you were notified of this waiver by each of Moelis and Nomura. Please also tell us why you agreed to the Moelis and Nomura waiver.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each of Nomura and Moelis unilaterally chose to waive their right to receive their respective portion of the deferred underwriting fee by providing such waivers to the Company on March 21, 2023 and August 3, 2023, respectively. The waivers by Nomura and Moelis were not agreed to by the Company and do not require the agreement of the Company in order to become effective. The Company has revised disclosure on pages 11, 65 and 100 of Amendment No. 4 to disclose the dates of the Nomura and Moelis waivers, and to clarify that the waivers were unilateral actions by Nomura and Moelis.

Perception Capital Corp. II

September 27, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP